Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement of MIRA Pharmaceuticals, Inc., of our report dated April 1, 2024, with respect to our audits of the financial statements of MIRA Pharmaceuticals, Inc. as of December 31, 2023 and 2022 and for each of the years in the two year period ended December 31, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ Cherry Bekaert LLP

Tampa, Florida

September 27, 2024